February 4, 2009

Confidential For Use of the Commission Only

Via EDGAR

Perry J. Hindin

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

RE:	Threshold Pharmaceuticals, Inc.
Amendment No. 1 to
Schedule TO-I filed February 2, 2009
File No. 5-81377

Dear Mr. Hindin:

On behalf of Threshold Pharmaceuticals, Inc. (“Threshold” or the “Company”), this letter responds to the comment of the staff of the Securities and Exchange Commission (the “Staff”) orally received on February 3, 2009, following up on a comment made in its letter of January 26, 2009, in connection with the above-referenced Schedule TO-I (the “Schedule TO”) filing. Threshold is concurrently filing an Amendment No. 2 to the Schedule TO (the “Amendment”) that incorporates the Company’s response to the Staff’s comment.

The Company’s response below is preceded by that portion of the comment in the Staff’s January 26, 2009 letter to which the Staff’s oral comment relates.

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Perry J. Hindin

Division of Corporation Finance

United States Securities and Exchange Commission

February 4, 2009

Schedule TO-I

Offer to Exchange (the “Offer”)

4.	We . . . note the disclosure in the last sentence of the fifth paragraph on page 17 that “[i]f the grant of Replacement Options is prohibited [Eligible Persons] will not receive any other consideration for the options that [they] tendered for exchange.” Should [this event] occur, does the Company intend to return the options tendered for exchange to the Eligible Persons? If so, please revise the disclosure to make this clear. If not, please explain how the Company’s failure to return the tendered options is consistent with Exchange Act Rule 14e-I(c).

Response:

Threshold has complied with the Staff’s request and revised the offering materials to clarify that if the Company is prohibited from granting Replacement Options, it will not cancel and will promptly return the options tendered for exchange to those persons who tendered options.

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We appreciate the efforts of the Staff to assist Threshold in resolving the above comments. Please contact me at (650) 813-5640 or by fax at (650) 251-3745 if you have any questions regarding the response to the Staff’s comment letter set forth herein.

Sincerely,

Morrison & Foerster LLP

/s/ Stephen Thau
Stephen Thau

cc:	Harold E. Selick, Threshold Pharmaceuticals, Inc.
Joel	Fernandes, Threshold Pharmaceuticals, Inc.